Exhibit 13

November 29, 2021

The Board of Directors

R.R. Donnelley & Sons Company

35 West Wacker Drive

Chicago, Illinois 60601

Ladies and Gentlemen:

In response to the press release issued by R.R. Donnelley & Sons Company (“RRD” or the “Company”) this morning that the Company has received an offer from a strategic party to acquire RRD at a price equal to $10.00 per share as part of its “go-shop” process, Chatham Asset Management, LLC (together with its affiliates, “we” or “Chatham”), the Company’s largest stockholder and debtholder, is hereby submitting a revised firm, fully-financed all-cash offer to acquire all of the common stock of RRD not already owned by Chatham at a price equal to $10.25 per share.

Our revised offer is supported by a debt commitment letter led by Jefferies Finance LLC in an aggregate amount of up to $1.675 billion, a capital commitment letter from Chatham in an amount of up to $350 million, a rollover of all shares of common stock of RRD beneficially owned by Chatham, having a value of approximately $112 million based on our proposed purchase price of $10.25 per share, and the equitization and/or subordination into PIK instruments of up to $787.3 million of the aggregate principal amount of RRD’s outstanding notes that Chatham currently owns – which represents approximately 56.7% of RRD’s outstanding notes, including more than 50% of the Company’s 6.125% senior secured notes due November 2026. Assuming all $787.3 million of the Company’s outstanding notes are equitized or subordinated by Chatham, the Company will reduce its annual interest expense by approximately $60.4 million.

As previously proposed, our offer also includes our agreement to pay the $20 million termination fee and expense reimbursement to Atlas Holdings LLC (together with its affiliates, “Atlas”) in connection with the termination of the merger agreement with Atlas and entry into a definitive merger agreement with us.

We acknowledge that the Company has declared us an “Excluded Party” under the terms of the merger agreement with Atlas and can negotiate with us through December 9, 2021. However, we urge the Company to move more expeditiously with us to avoid payment of a higher termination fee to Atlas after such date. To this end, we reserve the right to modify this offer if the Company does not declare us a “Superior Proposal” under the Atlas merger agreement by 5:00 p.m. ET on Wednesday, December 1, 2021.

In the spirit of moving the transaction documents into final form, we will send revised drafts of our merger agreement, capital commitment letter, debt commitment letter and non-disclosure agreement that we believe resolve all remaining items raised by the Company’s counsel to date.

All other proposed terms set forth in our letter dated November 16, 2021, unless expressly revised and updated herein, remain applicable to this offer.

We look forward to your prompt response.

Sincerely,

/S/ Anthony Melchiorre
Anthony Melchiorre
Managing Member